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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

December 29, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: James O’Connor, Division of Investment Management and Tony Burak, Staff Accountant

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Messrs. O’Connor and Burak:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 92 and Post-Effective Amendment No. 93 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A, relating to a strategy change for two of the Trust’s portfolios, the James Alpha Hedged High Income Portfolio and the James Alpha Multi Strategy Alternative Income Portfolio (the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2017 and November 6, 2017, respectively. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolios and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

general comments to each portfolio

Comment 1.	Please update all information and complete information that is missing or in brackets, including performance information and accompanying bar charts.

Response 1. The disclosure has been revised accordingly.

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Comment 2.	Please include an updated consent of an independent registered public accounting firm with your 485(b) filings.

Response 2. We hereby confirm that we will include an updated consent of an independent registered public accounting firm with the 485(b) filings for these Portfolios.

Prospectus – all portfolios

Comment 3.	Footnote 4 of each Portfolio’s “Fees and Expenses of the Portfolio” table notes that the Manager may seek reimbursement for fees it waived and Portfolio expenses it paid within three years of the end of the fiscal year in which such fees were waived or expenses paid. The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The three-year period for recoupment is based on the assumption that anything longer than 3 years would make recoupment more probable than not, which would result in the fund booking a liability for the waived amount in accordance with GAAP rules (consistent with ASC 450). If the recoupment period is three years after the fiscal year end during which the fees have been waived or reimbursed, the recoupment period will exceed three years (and may be closer to 4 years). Accordingly, please revise this disclosure in the footnote and elsewhere (as applicable) to indicate that the recoupment will be limited to three years from the date of the waiver or reimbursement.

Response 3. The Trust believes that the disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Comment 4.	It appears that short sales are a principal investment strategy of the Portfolio and the cost of short sales is a material expense of the Portfolio. Please confirm that the “Other Expenses” line of the “Fees and Expense of the Portfolio” table in each Portfolio includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Alternatively, you may add a subcategory and corresponding footnote under “Other Expenses” to disclose specifically the expenses of selling short,

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particularly if they represent a material percentage of “Other Expenses.” A footnote appended to the line item should explain why the fund pays these expenses.

Response 4. The Trust’s administrator has confirmed that short sales were not an expense of the James Alpha Hedged High Income Portfolio in its most recently completed fiscal year. With respect to the James Alpha Multi Strategy Alternative Income Portfolio, the Trust confirms that dividends, interest, or premiums and/or expenses paid for shares sold short are included in the “Interest Expense” line item.

Comment 5.	The Commission and Staff have stated that a short sale involves the creation of a senior security under Section 18(g) of the Investment Company Act of 1940, as amended (the “1940 Act”) subject to the limitations of Section 18. But the Staff has also stated that they would not recommend enforcement action under Section 18(f) of the 1940 Act if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale (under Regulation T and other non-40 Act margin rules), equals the current market value of the security sold short. See “Robertson Stephens Investment Trust” (pub. avail. Aug. 24, 1995) and “Merrill Lynch Asset Management, L.P.” (pub. avail. July 2, 1996). See also Guide 9 to Form N-1A. Otherwise, the fund must own the shorted security or own a call option on the shorted security with a strike price no higher than the price at which the security was sold short. See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” (pub. avail. June 22, 1987). Please disclose, where appropriate, how the fund will cover its short sales.

Response 5. The Trust respectfully submits that the requested disclosure is included in the Trust’s Statement of Additional Information (“SAI”) under the heading “INVESTMENT OF THE TRUST’S ASSETS AND RELATED RISKS – SHORT SALES.”

Comment 6.	As an open-end fund, a Portfolio is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Nevertheless, the issue of compliance with Section 18(f)(1) will not be raised with the Commission by the Division of Investment Management where a

December 29, 2017

fund maintains the appropriate asset segregation or offsetting positions. See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979) (“Release 10666”), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987), Robertson Stephens Investment Trust (Aug. 24, 1995), and Merrill Lynch Asset Management, L.P. (July 2, 1996). Please provide, where appropriate, specific disclosure making clear how the Portfolio will cover, consistent with the principles of Release 10666, the Portfolio’s economic exposure created by its investments in derivatives.

Response 6. The Trust respectfully submits that the Trust’s SAI contains disclosure consistent with the principles of Release 10666 with respect to the derivatives in which the Portfolios invest.

Comment 7.	Under the “Principal Investment Strategies and Principal Risks of Investing in the Portfolio – Principal Investment Strategies” section in each Portfolio, please supplementally explain the following sentence: The Portfolio may also invest in securities and other investments not described in this Prospectus.

Response 7. Each Portfolio may invest in additional securities described in the Trust’s SAI as a non-principal investment strategy. We have revised the disclosure to state:

“The Portfolio may also invest in securities and other investments not described in this Prospectus, but which are described in the Statement of Additional Information.”

Comment 8.	Under the “Principal Investment Strategies and Principal Risks of Investing in the Portfolio – Principal Risks of Investing in the Portfolio – Developing Markets Securities Risk” section in each Portfolio, please add “or emerging markets” to the first sentence as follows: “The prices of securities issued by foreign companies and governments located in developing countries or emerging markets may be impacted by certain factors more than those in countries with mature economies and, in the past, securities in these countries have been characterized by greater potential loss (as well as gain) than securities of companies located in developed countries.

Response 8. The Trust respectfully submits that it has replaced “Developing Markets Securities Risk” with “Emerging Market Securities

December 29, 2017

Risk” for consistency with the Trust’s other prospectuses in the Trust’s latest annual update. Accordingly, we submit that the revised disclosure addresses the Staff’s request.

Comment 9.	Under the “Shareholder Information – Class A Shares Reduced Sales Charge Information” section of each Portfolio, please describe the efforts of the Portfolios to ensure investors receive their breakpoint discounts, including recording keeping, monitoring of purchases, and notification.

Response 9. The Trust acknowledges your comment; however, we respectfully submit that the disclosure is consistent with the requirements of Form N-1A.

Comment 10.	Under the “Shareholder Information – Frequent Purchase and Redemptions of Trust Shares” section of each Portfolio, please disclose any “shareholder information agreements” that the Portfolios have entered into with their financial intermediaries. These agreements may result in identifying information about shareholders being disclosed to the funds. See Rule 22c-2(a)(2) under 1940 Act.

Response 10. The Trust acknowledges your comment; however, we respectfully submit that the disclosure is consistent with the requirements of Form N-1A.

Prospectus – james alpha multi strategy alternative income portfolio

Comment 11.	In the “Fees and Expenses of the Portfolio” table, please supplementally explain why the “Interest Expense” of each share class differs.

Response 11. The Trust respectfully submits that the “Interest Expense” line item differerd due to the timing of booking the expenses and the timing and changes in the net assets of the classes. The Trust notes that as of the most recent fiscal year end for the Portfolio, the Interest Expense line item is the same for all share classes. Such new financial information will be filed with the amended registration statement for the Portfolio.

Comment 12.	In the sections entitled “Principal Investment Risks” and “Principal Investment Strategies and Principal Risks of Investing in the Portfolio – Principal Risks of Investing in the Portfolio” please include risk disclosure related to the Portfolio’s investment in micro capitalization companies.

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Response 12. The disclosure has been revised accordingly.

Comment 13.	In “Principal Investment Risks – Real Estate Securities Risks” and “Principal Investment Strategies and Principal Risks of Investing in the Portfolio – Principal Risks of Investing in the Portfolio – Real Estate Securities Risks,” please include disclosure indicating that to the extent the Portfolio receives real estate investment trust (“REIT”) distributions that represent mortgage interest or rents, the Portfolio’s distributions may be taxable as ordinary income to investors of the Portfolio.

Response 13. The disclosure has been revised accordingly.

Comment 14.	In the section entitled “Principal Investment Risks,” please include risk disclosure related to the Portfolio’s turnover risk.

Response 14. The disclosure has been revised accordingly.

Comment 15.	Under the section entitled “Principal Investment Strategies and Principal Risks of Investing in the Portfolio,” please consider including the following as the first paragraph for consistency with other Portfolios in the Trust:

“This section provides additional information relating to the Portfolio’s investment objective, strategies and risks. As with any mutual fund, it is possible to lose money by investing in the Portfolio. There is no assurance that the Portfolio will achieve its investment objective. When you sell your Portfolio shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in the Portfolio. Shares of the Portfolio are not bank deposits and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency.”

Response 15. The disclosure has been revised accordingly.

Prospectus – james alpha hedged high income portfolio

Comment 16.	In the “Principal Investment Strategies” section, the disclosure states that the fixed income securities in which the Portfolio may invest include those that are rated below investment grade at the time of purchase. Please include the ratings of below investment grade securities used by several nationally recognized statistical rating organizations (“NRSROs”). Please

December 29, 2017

also state the lowest grade securities in which the Portfolio may invest or state that the Portfolio may invest in securities of any grade.

Response 16. The disclosure has been revised accordingly.

Comment 17.	Please confirm that the Portfolio segregates liquid assets equal to the full, non-netted amount of the Portfolio’s contingent contractual obligation of the credit default swaps (including LCDS and LCDX contracts) it sells.

Response 17. The Trust hereby confirms.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss